FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in accordance with Law No. 6.404/76 and CVM Instruction No 358/02, informs its shareholders and the market in general that, jointly with its subsidiary, Sendas Distribuidora SA, and advised by Banco Safra, celebrated today a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”).

The purpose of the Instrument is the sale of 43  properties owned by GPA, located in the States of São Paulo, Rio de Janeiro, Mato Grosso do Sul, Goiás, Bahia, Sergipe, Pernambuco, Piauí and Paraíba and in the Federal District (“Properties”), for the total amount of R$ 1,245,885,000.00, observing that the parties will enter into lease agreements for each of the Properties, on the closing date of the transaction (“Lease Agreements”), which terms are already defined in the drafts attached to the Instrument .

The Lease Agreements will be executed with a 15-year term, renewable for the same period, ensuring the continuity of GPA operations in the Properties with sustainable financial conditions, being  a rental of R$ 24/m²/month and a cap rate of 6.85%

The Properties are distributed among all GPA banners (2 Extra Hiper stores, 6 Mercado Extra stores, 22 Pão de Açúcar stores and 13 Assaí stores), occupying an area of 541,675 m² of land and 295,266 m² of built area. The gross sales of these stores correspond to 7.4% in Assaí and 5.6% in Multivarejo.

The transaction is in accordance with GPA´s strategy of mature asset monetization, contributing to (i) the reduction of net indebtedness, (ii) the strengthening of the capital structure and increase of the return on capital employed, and (iii) the acceleration of the stores conversion from Extra Hiper to Assaí banners. The effect of the transaction on GPA´s net income will be practically neutral.

The completion of the Properties acquisition is subjected to the fulfillment of certain suspensive conditions already foreseen in the Instrument until 04/16/2020.

GPA will keep the market and its shareholders informed on the existence of new material facts related to the matter.

 São Paulo, March 5th, 2020.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 5, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.